Exhibit 99.4

TERMINATION AGREEMENT

This Termination Agreement (this “Agreement”) is entered into on May 26, 2023 by and among:

(1)	Pintec Technology Holdings Limited, an exempted company incorporated under the laws of the Cayman Islands (the “Company”); and

(2)	Otov Alfa Holdings Limited, a British Virgin Islands business company (the “Otov”).

Each of the parties listed above is referred to herein individually as a “Party” and collectively as the “Parties”.

WHEREAS

1	The Company has issued the Warrant to Purchase Class A Ordinary Shares dated October 19, 2020 (the “Warrant”) to Otov, pursuant to which Otov is entitled to purchase certain number of class A ordinary shares of the Company at the Exercise Price during the Exercise Period; and

2	The Parties hereof desire to terminate the Warrant and all terms and provisions thereunder, in accordance with the following terms and conditions hereof.

NOW, THEREFORE, in consideration of the promises contained herein, and intending to be legally bound, the parties agree as follows:

1	Termination of the Agreements

The Parties hereto agree that all terms and provisions in the Warrant shall be terminated with immediate effect upon the effectiveness of this Agreement and all rights and obligations of the relevant Parties under the Warrant shall be ceased and terminated with immediate effect upon the execution of this Agreement.

2	Release of Claims

Otov hereby acknowledges that it has no claims whatsoever against the Company arising from or in relation to the Warrant (including but not limited to any and all other agreements, certificates or documents required or contemplated by the Warrant, if any), and Otov hereby irrevocably and unconditionally releases and forever discharges the Company from any and all known or unknown, suspected or unsuspected claims, liabilities, lawsuits, judgments, losses, damages, demands, debts, obligations, agreements, endorsements, bonds, controversies, rights, action, omission, course, cause of action and expenses of any nature whatsoever by reason of any matter, action, omission, course, covenant, promise, contract, damage or thing whatsoever that occurred or accrued up to and before the execution date hereof arising from any item under the Warrant (including but not limited to any and all other agreements, certificates or documents required or contemplated by the Warrant, if any).

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3	No Disparagement

Each of the Parties hereby covenants that neither it nor any of its affiliates or associates will, and it will cause each of its affiliates and associates not to, directly or indirectly, in any capacity or manner, make, express, transmit, speak, write, verbalize or otherwise communicate in any way (or cause, further, assist, solicit, encourage, support or participate in any of the foregoing), any remark, comment, message, information, declaration, communication or other statement of any kind, whether verbal, in writing, electronically transferred or otherwise, that might reasonably be construed to be derogatory or critical of, or negative toward, the other Party or any of the other Party’s directors, officers, affiliates, subsidiaries, employees, agents or representatives.

4	Effectiveness

This Agreement shall become effective as of the date hereof.

5	Miscellaneous

5.1	Definitions. Unless otherwise defined herein, capitalized terms used in this Agreement but not defined herein shall have the same meaning given to such term in the Warrant.

5.2	Governing Law. This Agreement shall be governed by and construed exclusively in accordance with the laws of the State of New York, without regard to principles of conflict of laws thereunder.

5.3	Severability. Should any provision of this Agreement, be or become invalid or unenforceable, the validity of the balance of this Agreement shall not be affected thereby. The Parties shall endeavor to agree on a replacement which is closest to the business intention of the Parties at the time of signing this Agreement.

5.4	Confidentiality. The Parties acknowledge that the existence and the terms of this Agreement and any oral or written information exchanged between the Parties in connection with the preparation and performance of this Agreement are regarded as confidential information. Each Party shall maintain confidentiality of all such confidential information, and without obtaining the written consent of the other Parties, it shall not disclose any relevant confidential information to any third parties, except for the information that: (a) is or will be in the public domain (other than through the receiving Party’s unauthorized disclosure); (b) is under the obligation to be disclosed pursuant to the applicable laws or regulations, rules of any stock exchange, or orders of the court or other government authorities; or (c) is required to be disclosed by such Party to its shareholders, investors, legal counsels or financial advisors, provided that such shareholders, investors, legal counsels or financial advisors shall be bound by the confidentiality obligations similar to those set forth in this Section. This Section shall survive the termination of this Agreement for any reason.

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5.5	Dispute Resolution. Any dispute, controversy or claim arising out of or relating to this Agreement, including any question regarding its existence, validity, interpretation or termination (“Dispute”) shall be settled through friendly consultations between the Parties. If no settlement is reached within thirty (30) days from the date one Party notifies another Party or Parties in writing that a Dispute has arisen, such Dispute shall then be referred to and finally resolved by arbitration in Hong Kong by the Hong Kong International Arbitration Centre in accordance with the Hong Kong International Arbitration Centre Administered Arbitration Rules then in force when the notice of arbitration is submitted in accordance with these Rules. The language of the arbitration shall be English. The arbitration ruling shall be final and binding to all the Parties.

5.6	Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original by the parties executing such counterpart, but all of which shall be considered one and the same instrument.

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IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

Pintec Technology Holdings Limited

By:
Name: Huang Zexiong
Title: Director

Signature page to Termination Agreement

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

Otov Alfa Holdings Limited

By:
Name: Li Xiaojia
Title: Director

Signature page to Termination Agreement